SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.  10)

MicroFinancial Incorporated
(Name of Issuer)

Common Stock
(Title of Class of Securities)

595072 1 09
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the  appropriate  box to  designate  the rule  pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595072 1 09	13G	Page 2 of 5 Pages

1.   NAME OF  REPORTING  PERSONS

Torrence C. Harder

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)  ☐ (b)  ☐
Not Applicable.

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America.

NUMBER OF	5.	SOLE VOTING POWER

SHARES		1,510,353

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		276,045

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		1,510,353

PERSON	8.	SHARED DISPOSITIVE POWER

WITH		276,045

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,786,398

10.  CHECK IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES  CERTAIN SHARES [-] (SEE INSTRUCTIONS)

Not Applicable.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 12.5% (1)

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)  Based on 14,174,326 shares of MicroFinancial Incorporated's Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q filed on November 16, 2009.

CUSIP No. 595072 1 09	13G	Page 3 of 5 Pages

Item 1(a).  Name of Issuer:

MicroFinancial Incorporated
Item 1(b).  Address of Issuer's Principal Executive Offices:

10-M Commerce Way, Woburn, MA  01801
Item 2(a).  Name of Person Filing:

Torrence C. Harder
Item 2(b).  Address of Principal Business Office, or if None, Residence:

10-M Commerce Way, Woburn, MA  01801
Item 2(c).  Citizenship:

United States of America
Item 2(d).  Title of Class of Securities:

Common Stock
Item 2(e).  CUSIP Number:

595072 1 09

Item 3.   If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)  ☐  Broker or dealer registered under Section 15 of the Exchange Act.

(b)  ☐  Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)  ☐  Insurance  company as defined in Section 3(a)(19) of the Exchange Act.

(d)  ☐  Investment  company  registered under Section 8 of the Investment Company Act.

(e)  ☐  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)  ☐  An employee  benefit plan or endowment  fund in  accordance  with Rule 13d-1(b)(1)(ii)(F).

(g)  ☐  A parent  holding  company or control  person in accordance  with Rule 13d-1(b)(1)(ii)(G).

(h)  ☐  A savings  association  as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)  ☐  A church  plan that is  excluded  from the  definition  of an investment  company  under  Section  3(c)(14)  of the  Investment Company Act.

(j)  ☐  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable.

CUSIP No. 595072 1 09	13G	Page 4 of 5 Pages

Item 4.   Ownership.

(a)  Amount beneficially owned:    1,786,398

Of such 1,786,398 shares of Common Stock (i) the reporting  person is the direct  beneficial  owner of 1,180,953 shares of Common Stock and 145,000 shares of Common Stock  issuable  upon the exercise of vested options which have vested or shall have vested by March 1, 2010;  (ii) the  reporting  person  is the indirect  beneficial  owner of 92,200 shares of Common Stock  directly beneficially  owned by the Lauren Elizabeth Harder Trust, of which the reporting  person's  daughter,  Lauren Elizabeth  Harder,  is the sole beneficiary  and over which shares the reporting  person  retains sole voting and investment  power as the sole trustee of such Trust;  (iii) the reporting person is the indirect beneficial owner of 92,200 shares of Common Stock directly  beneficially owned by the Ashley Jane Harder Trust, of which the reporting person's  daughter,  Ashley Jane Harder, is the sole  beneficiary  and over which shares the  reporting  person retains sole voting and  investment  power as the sole trustee of such Trust; and (iv) the reporting person is the indirect  beneficial owner of  276,045  shares of Common  Stock  directly  beneficially  owned by Entrepreneurial  Ventures,  Inc.  ("EVI")  and over  which  shares the reporting  person retains  shared voting and investment  power through his ownership in, and position as President and Director of, EVI.

(b)  Percent of class:    Approximately 12.5% (2)

(c)  Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote:      1,510,353

(ii)  Shared power to vote or to direct the vote:    276,045

(iii) Sole power to dispose or to direct the disposition of:      1,510,353

(iv)  Shared power to dispose or to direct the disposition of:      276,045

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certifications.

Not Applicable.

(2)  Based on 14,174,326 shares of MicroFinancial Incorporated's Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q filed on November 16, 2009.

CUSIP No. 595072 1 09	13G	Page 5 of 5 Pages

SIGNATURE

After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

2/15/2010
(Date)

/s/ Torrence C. Harder
(Signature)

Torrence C. Harder
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).